MH Elite Portfolio of Funds Trust
43 Highlander Drive
Scotch Plains NJ 07076
1-800-318-7969
www.mhelite.com

June 13, 2022

Subject: Responses to comments from Ken Ellington, Staff Accountant with the U. S Securities and Exchange Commission

Comment #1 - Disclose aggregate cost of investments for Federal tax purposes per article 6-03(h)(2)(iv) per regulation SX.

Response: The 2021 MH Elite Annual report will be amended and future reports will include aggregate cost of investments for federal tax purposes.

Comment #2 - Need to provide enough reasonable detail to be in compliance with from N-1A section 27(d)(6)(i)

Response: The 2021 MH Elite Annual report will be amended and future reports with contain the required information as described in N-1A section 27(d)(6)(i).

Comment #3 - N-CSR did not have the required statement described below:

> Statement Regarding Availability of Proxy Voting Policies and Procedures. A statement that a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the Fund's Web site, if applicable; and (iii) on the Commission's Web site at http://www.sec.gov.

Response: The 2021 MH Elite Annual report will be amended and future reports will contain the language above describing how to receive proxy policy information.

Comment #4 - N-CSR did not have the required statement described below:

> (5) Statement Regarding Availability of Proxy Voting Record. A statement that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund's Web site at a specified Internet address; or both; and (ii) on the Commission's Web site at http://www.sec.gov.

Response: The 2021 MH Elite Annual report will be amended and future reports will contain the language above describing how to receive the proxy voting record.

MH Elite Portfolio of Funds Trust
43 Highlander Drive
Scotch Plains NJ 07076
1-800-318-7969
www.mhelite.com

Comment #5 - Update change in wording for 302 certification section 4 (d) to:

> (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

Response: 302 certification section 4(d) was updated with the correct language.

Comment #6 - Update change in wording for Item 11. Controls and Procedures section (b) to:

> Disclose any change in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Response: 2021 N-CSR item 11 will be amended and future filings will contain the correct language as described above.

Comment #7 - Disclosures required by N-CSR item 4 (e) – (h) appearing to be missing.

Response: 2021 N-CSR item 11 will be amended and future filings will contain responses for items 4 (e) – (h).

Comment #8 - Report of Independent Accounting firm for N-Cen filed March 2021 is missing signature.

Response: The 2020 N-CEN will be amended to include the signature on the Report of Independent Registered Public Accounting Firm.

Jeff Holcombe
Vice President
MH Elite Portfolio of Funds Trust